Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Quri Vodka Inc.
11321 NEWPORT BAY DR
BERLIN, MD 21811
https://www.qurivodka.com/

Up to $106,999.75 in Common Stock at $0.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Quri Vodka Inc.
Address: 11321 NEWPORT BAY DR, BERLIN, MD 21811
State of Incorporation: DE
Date Incorporated: July 08, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 40,000 shares of Common Stock
Offering Maximum: $106,999.75 | 427,999 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.25
Minimum Investment Amount (per investor): $199.50

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$200+

All-investor perk:

Personal thank you letter + 5% lifetime investor discount

$400+

1st Perk

Above Perks

10% lifetime discount on Quri Vodka

$800+

2nd Perk

Above Perks,

15% lifetime discount on Quri Vodka

Exclusive access to new product

$1,500+

3rd Perk

Quinoa Vodka Mixology class with founder Jonathan and mixologist

20% lifetime discount on Quri Vodka

Exclusive access to any new products

$5,000+

4th Perk

Above Perks Plus, beautiful gold mixology set including long mixology spoon, jigger, and cocktail shaker

Above Perks and 5% bonus Shares

20% lifetime discount on Quri Vodka

Exclusive access to new product

$10,000+

5th Perk

Above Perks and 10% bonus shares

20% lifetime discount on Quri Vodka

Exclusive access to new product

$35,000+

6th Perk

Above Perks and 20% bonus shares

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Mobot will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.70/ share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $70. Fractional shares will not be distributed and share bonuses will be determined by rounding

down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

At QURI Vodka, Inc., our vision is to show the world our beloved country of Perú. Through our Premium Quinoa Vodka, our mission is to deepen our clients' love of adventure and desire to connect with a people and culture very different from their own. We will bring the world's most unique vodka from the most unique place in South America to the American Cocktail. The QURI vodka brand is fully developed with an award winning spirit and production underway, ready to enter the US market. QURI vodka will enter the U.S. market in 2021. We will begin developing revenue through the opening U.S. market of digital online spirit retail outlets. Once our online revenue stream is developed, we will begin entering retail, restaurant and bar outlets. While working to become an American household name we will make the world a better place by supporting local Andean communities and cultivating a love of things that are different.

Competitors and Industry

Industry Overview

Overall USA Spirits Market

"The spirits industry also has plenty of reasons to celebrate as the category experienced accelerated growth for the 10th straight year, as supplier sales were up 5.3 percent, volume up 3.3. percent and retail sales totaled $90 billion in 2019, according to the Washington, D.C.-based Distilled Spirits Council of the United States (DISCUS)." (Source: https://www.bevindustry.com/articles/92981-spirits-grow-market-share-for-10th-straight-year)

Imported USA Spirits Market

Imported spirits grew 15.3% in value and 10.2% in volume in 2019 (Source: https://www.parkstreet.com/imports-and-exports-report-beer-spirits-wine/)

Competition

Fair Quinoa Vodka: Produced using Bolivian Quinoa in France, Fair trade certified. Distributed nationally throughout the USA, but not well known.

Grey Goose: Produced from French wheat in France. One of the world's most iconic brands. Distributed globally.

Tito's Handmade Vodka: Produced from corn in Texas. Number one sold vodka in the USA.

Distributed everywhere in the USA.

Qino One Vodka: A vodka and wheat based vodka.

Current Stage and Roadmap

Current Development

QURI Vodka has developed the vodka formula, branding (designing, packaging and concept) and fully developing all supply chain relationships. We are currently entering competitions and winning awards.

QURI Vodka is pre-revenue and not currently distributed. The immediate next steps will be to import Quri Vodka to the United States and begin developing industry relationships and brand awareness.

Future Timeline

March 2021: Enter US market.

March 2021: Begin selling Quri Vodka through online home delivery retail outlets. We will be using digital marketing to generate sales, using Google and Facebooks well developed AI to accurately target potential customers.

Q3 2021: Begin developing brick-and-mortar retail liquor store shelf placement in the south Florida region and New York City areas.

Q1 2022: Develop regional and national distribution. Once we've built our reputation and gained a foothold there, we will expand our efforts nationally through a dedicated sales team by 2022. At this time, we'll also pursue various international online retailers.

The Team

Officers and Directors

Name: Jonathan Tourgee

Jonathan Tourgee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO)
  Dates of Service: July 08, 2020 - Present
  Responsibilities: To manage and oversee all company business. This includes but is not limited to managing supply chain logistics, managing marketing efforts, investor relationships and developing business opportunities. Jonathan's Salary will be $50,000 for the first year starting January 1, 2021.

Other business experience in the past three years:

- **Employer:** Tourgee and Associates Inc.
  Title: Chemical Process Engineer

Dates of Service: October 01, 2016 - Present
Responsibilities: Develop, design(engineer), and manage the chemical manufacturing process. This is part-time work only when they need extra help. It averages to less than 8 hours per month.

Name: Courtney Myers

Courtney Myers's current primary role is with Freelance Consulting. Courtney Myers currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: September 01, 2020 - Present
  Responsibilities: Accounting, budgeting, developing sales forecasts and general financial decisions. Salary: $1,250 per month.

Other business experience in the past three years:

- **Employer:** Freelance Consulting
  Title: CPA
  Dates of Service: June 01, 2016 - Present
  Responsibilities: Accounting

Other business experience in the past three years:

- **Employer:** Small Batch Standard
  Title: Director of Operations
  Dates of Service: October 01, 2017 - February 01, 2019
  Responsibilities: Consultation for distillery and brewery startups and those in operation. Courtney oversaw sales projections, budgeting, accounting and financial advising to numerous distilleries and breweries.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss

of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $106,999.90 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional

investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our brand value. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been

paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Quri Vodka Inc. was formed on 07/08/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to

developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Quri Vodka Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Quri Vodka is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the trademarks unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation

which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission). TTB (Alcohol and Tobacco Tax and Trade Bureau) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

An increase in alcoholic beverage excise taxes could adversely affect financial results.
The federal government and all of the states levy excise taxes on alcoholic beverages. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which have also been subject to change. If federal or state excise taxes are increased, the Company may need to increase its selling price to maintain its current projected margins, which may or may not be accepted by our customers.

Fluctuations in global markets could affect our business.
We rely on international trade to conduct our business. Changes in, but not limited too, shipping costs, international tariffs, and currency fluctuations could impact our business. If these events or others occur the Company may need to increase its selling price to maintain its current projected margins, which may or may not be accepted by our customers.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jonathan Edward Tourgee	8,000,000	Common Stock	80.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 427,999 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

2,000,000 shares are authorized yet remain unissued and reserved for future employee options. These are included in the 10,000,000 shares outstanding.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends,

and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $80.00
  Number of Securities Sold: 8,000,000
  Use of proceeds: General Operations
  Date: July 17, 2020
  Offering exemption relied upon: Founder stock issuance

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

If we raise our maximum of $106,999.90, the company will be able to run the business through 2021, even in the scenario that we are not able to generate significant revenue in 2021. We have very little to no overhead at the moment and the first round of production will be limited in order to test the market. Production will cease until the first round of

product has been sold, allowing QURI Vodka to minimize production costs and keep overhead very low.

We have budgeted and planned that if we raise the maximum $106,999.90 we will certainly be able to operate through the end of 2021, even if no revenue is generated. However, we believe revenue will begin in the middle of March 2021.

2021 Expected Cost of Goods Sold ("COGS") and Expenses in the scenario that Quri Vodka Inc. is not in a position to generate revenue:

*COGS: $18,000

*Importation, Excise Taxes(state and federal), Warehousing: $1,285

*Salary: $50,000

* Other Expenses [including but limited to professional fees(accounting, legal), offices expenses(software), minor travel expenses): $10,000

Expected 2021 Cash Out Flow Total: $79,285

Expected Cash Position going into 2022, if no revenue is generated in 2021: $27,715

*Note - Quri Vodka Inc. is pre-revenue as of Dec. 1, 2020. We believe we will begin to generate revenue in March 2021.

Foreseeable major expenses based on projections:

There will be two major expenses. First will be cost of goods sold and importation, excise taxes and warehousing. We expect that approximately 56% of raised capital will go to operational costs. These costs include, but are not limited to the purchase of production materials (bottles and tops), shipping, salary, production, importation, warehousing, and excise taxes. Our second major expense will be marketing. We estimate 30% of raised capital will go to marketing expenses. These estimates are subject to change, specifically dependent on the final amount of capital raised.

We have budgeted and planned that when we raise the maximum we will certainly be able to operate through to the year 2021, even if no revenue is generated. However, we believe revenue will begin in the middle of March 2021.

Expected COGS 2021

*Cost of Goods sold $18,000

- Note: Quri Vodka Inc. contracts Boozios Liquors SAC (a distillery corp. based in Peru) to handle the production of Quri Vodka, the liquid and bottling of the liquid. The CEO and founder of Quri Vodka Inc. is a substantial owner (over 20%) of Boozios Liquors SAC.

*Importation, Excise Taxes (state and federal), Warehousing $ 1,285

*Marketing $ 20,000

*Salary $50,000

* Other Expenses [including but limited to professional fees(accounting, legal), offices expenses(software), minor travel expenses) $10,000

Excepted 2021 Cash outflow Total: $ 99,285

*Note - Quri Vodka Inc. is pre-revenue as of Dec. 1, 2020. We believe we will begin to generate revenue in March 2021.

Future operational challenges:

Future operational milestones will be limited since the branding, packaging and product have been developed. However, there are certainly milestones still to be achieved. These include the first arrival of product to the United States. This will require working with an importer/warehouse and paying excise taxes. The next major milestone will be the first sale of the product, likely to be through digital sales. Subsequently, the next milestone will be entering the physical retail, restaurant and hotel market. Our final major milestones will include developing regional, then national and then global distribution.

Future challenges related to capital resources:

Our major challenge related to capital resource will certainly be our marketing expenses. Marketing management is without question the most important and expensive expense for a spirits brand. Determining which media outlets capital should be spent with the most efficiency will be the biggest challenge we will face.

Future milestones and events:

Major milestones will be entering the United States and developing initial online sales. The major milestone after initial sales will be developing regional and then national distribution.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of the end of September 2020, Quri Vodka $23,472.81 in cash. This money is from a shareholder loan and a very small portion ($80.00) from the sale of equity at par value.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The aforementioned capital resources will be used entirely for raising capital through equity crowdfunding. Any capital raised beyond that will then be used for operations and marketing expenses. The funds raised during this campaign are critical to the future of the company. Currently, Quri Vodka is not actively seeking other capital resources outside of the instant Reg. CF offering capital raise.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, money raised from our future equity crowdfunding campaign are necessary for the future operations of Quri Vodka inc. If the maximum $106,999.90 is raised it will consist of over 80% of our capital resources.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising the minimum $10,000 would not be sufficient for enter the U.S. market. Operationally we would be capable of producing a small quantity of product and bring it to market. However, with such little resources to go towards marketing, we likely would not be capable of developing enough brand recognition to continue operations.

How long will you be able to operate the company if you raise your maximum funding goal?

We have budgeted and planned that when we raise the maximum $106,999.90 we will certainly be able to operate through to the year 2021, even if no revenue is generated. However, we believe revenue will begin in the middle of March 2021.

expected COGs 2021

*Cost of Goods sold $ 18,000

*Importation, Excise Taxes(state and federal), Warehousing $ 1,285

*Marketing $ 20,000

*Salary $50,000

* Other Expenses [including but limited to professional fees(accounting, legal), offices expenses(software), minor travel expenses) $10,000

Excepted 2021 Cash out flow Total: $ 99,285

*Note- Quri Vodka Inc. is pre-revenue as of Dec. 1, 2020. We believe we will begin generating revenue in March 2021.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

No, at current we do not have any additional resources. Nor do we have any immediate or future plans for capital raises.

Indebtedness

- **Creditor:** Shareholder
  Amount Owed: $27,516.41
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021

Related Party Transactions

- **Name of Entity:** Boozios Liquors SAC (Perú)
  Names of 20% owners: Jonathan Edward Tourgee
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Producer of finished Product, Quri Vodka.
  Material Terms: Boozios Liquors SAC, produces the liquid Quri Vodka, bottles, packs and palletizes the finished product. Quri Vodka Inc. is financially responsible for the purchase and shipment of bottles and tops. Boozios Liquors SAC is financially responsible for the purchase of all materials necessary for production of the liquid, the cost of the production of the liquid, purchase of cardboard cases and palletization costs. Quri Vodka Inc. will be responsible for the finished product ex works (meaning once the finished product leaves the Boozios Liquors SAC facility), including but not limited to transport to sea shipping center, sea transportation, importation and warehousing at final destination. For the before mentioned services Boozios Liquors SAC will charge Quri Vodka Inc. a nominal fee per case (subject to change, with fluctuations in supply, production costs and foreign monetary exchange rates).

Valuation

Pre-Money Valuation: $2,500,000.00

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

It should be noted that the valuation methods were conducted internally by Quri Vodka Inc. To determine the valuation, the Market Comparables Method was used.

Market Comp. Valuation: Market comp. valuation looks at similar companies, whom raised similar capital, in similar ways. After several companies with similar capital raises are found, comparative analysis can begin. First, were the companies successful or not? Do they have attributes that are stronger or weaker than Quri Vodka Inc?

Fortunately, there are many distilleries and spirit brands that have run Reg CF+ campaigns on StartEngine. It was found that quite a few of these brands have raised the full $1.07M and were successful, with valuations ranging from $4.5 million to $32 million. Three companies with similar attributes to Quri Vodka Inc. were used to determine the valuation of Quri Vodka Inc.; One Roq vodka, PaQuí tequilla, Clear Water Distilling.

<u>Comparable Companies</u>

<u>Name Valuation (Prev. Yr) Rev. Net Profit Total Assests</u>

One Roq[1]

$10,000,000.00 $25,418 $ -48,980 $71,312

PaQuí[2]

$7,999,377.32 $53,553 $ -330,190 $56,225

Clear Water Distilling[3]

$7,502,974.99 $0.00 $-20,270 $46,569

Quri Vodka

$7,000,000.00 $0.00 $0.00 $23,472.81(as of Sept. 1, 2020)

The median valuations were around $7.5M to 8.0M. These companies possessed some strengths and some weaknesses over Quri Vodka. Their strengths were time in the market, usually 1-2 years and better-developed teams. Their weaknesses were often very low sales volume (even for some companies with 5+ years in the market) which is a greater negative than being pre-revenue (showing a lack of market interest), and lack of product uniqueness and quality of branding that Quri Vodka possesses. The strengths and weaknesses appear to be well balanced. Therefore, it was determined that Quri Vodka would fit well within a similar valuation, but below the spectrum of $7.5-$32 Million due to lack of revenue. A valuation of $7.0 Million has been selected for Quri Vodka Inc.

Sources:

1. https://www.sec.gov/Archives/edgar/data/1755802/000166516018001086/offeringmemoformc.pdf

2. https://www.sec.gov/Archives/edgar/data/1790595/000166516019001218/offeringmemoformc.pdf

3.https://www.sec.gov/Archives/edgar/data/1785581/000166516019001017/offeringmemoformc.pdf

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  Capital for operations will go towards production materials.

If we raise the over allotment amount of $106,999.75, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  Marketing Capital will be used to develop a digital marketing sales funnel. It will begin with building brand awareness/recognition, through blogs, posts, building an email list and adspend. The second step will be growing a loyal following and develop sales. This will include retargeting advertising and developing word of mouth marketing.

- *Operations*
  66.5%
  Operations will include purchase of production materials (bottles, tops, neck label, production), shipping/logistics, salary, importation/warehousing expenses and excise taxes. Note: Quri Vodka Inc. contracts Boozios Liquors SAC (a Peruvian based distillery/corporation) to handle the production of Quri Vodka the liquid and bottling of the liquid. The CEO and founder of Quri Vodka Inc. is a substantial owner (over 20%) of Boozios Liquors SAC.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.qurivodka.com/ (https://www.qurivodka.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/qurivodka

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Quri Vodka Inc.

[See attached]

I, Jonathan Tourgee (Print Name), the _CEO (Principal Executive Officers) of _QURI Vodka Inc._ (Company Name), hereby certify that the financial statements of _____QURI Vodka Inc._____ (Company Name) and notes thereto for the periods ending _____July 2020__ (beginning date of review) and September 2020 End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $_____0____; taxable income of $_____0_____ and total tax of $___0_____.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___October 8, 2020__ (Date of Execution).



_____ (Signature)

CEO of Quri Vodka Inc. (Title)

_____October 8, 2020_____ (Date)

Quri Vodka Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

Since Inception

Quri Vodka Inc.
Index to Financial Statements
(unaudited)

Quri Vodka Inc.
BALANCE SHEETS
[July 2020-end of September 2020]

(unaudited)

	[September 2020]
Assets	
Current Assets	$23,472.81
Cash	
Current Assets	$ 23,472.81
Total Assets	**$ 23,472.81**
Liquidity and Stockholders' Equity	
Total liabilities -Shareholder Loan	$ 27,516.41
Commitments and contingencies	
Stockholders' equity	$ 80.00
[Common], par value $0.00001; 25,000,000 shares authorized; 10,000,00 issued and outstanding as of September 2020.	
*Note: As per Note 5 – Stockholders Equity: 2,000,000 of such shares are authorized yet remain unissued and reserved for future employee options.	
Accumulated deficit	$ -4,123.60
Total stockholders' equity	$ -4,043.60
Total liabilities and stockholders' equity	**$ 23,472.81**

Quri Vodka Inc.
STATEMENTS OF OPERATIONS
Since Inception
(unaudited)

Profit and Loss Statements
[July 2020-end of September 2020]

	[July 2020-end of September 2020]
Revenues	$ 0.00
Costs of Goods Sold	$ 0.00
Ordinary Expense	
Advertising and Marketing	$ 1,049.00
Legal and Professional Services	$ 1,250.00
Meal and Entertainment	$ 140.00
Office Supplies and Software	$ 660.60
Taxes and Licenses	$ 1024.00
Total Expenses	**$ 4123.60**
Net Income	**$ -4123.60**

5

Quri Vodka Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
Since Inception
(unaudited)

[Common Stock]

	Shares	Amount	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders Equity
[June 8, 2020] **Contributed Capital Net Income** [September 30, 2020]	**10,000,000** *Note: 8,000,000 shares outstanding, 10,000,000 shares issued. As per Note 5 – Stockholders Equity: 2,000,000 of such shares are authorized yet remain unissued and reserved for future employee options. -__	**$80** $80__	 -__	 $__	 $____	 $ -4123.60___	 $ -4043.60____

6

Quri Vodka Inc.
STATEMENTS OF CASH FLOWS
Since Inception
(unaudited)

	[July 2020-End of September 2020]
Operating Activities	
Net Income	$ -4123.60
Net cash provided by Operating Activities	$ -4123.60
Financing Activities	
Shareholder Loan:	$ 27,516.41
Common Stock:	$ 80.00
Net cash provided by Financing Activities	$ 27,596.41
Net cash increase for period	$ 27,596.41
Cash at the end of the period	$ 23,472.81

NOTE 1 – NATURE OF OPERATIONS

Quri Vodka Inc. was formed on July 8, 2020 ("Inception") in the State of Delaware. The financial statements of Quri Vodka Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Berlin, MD.

Quri Vodka. Inc. will be engaged in all and any legal and lawful business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from __d_ when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and _MD_ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Initial bank funding and some routine startup expenses were provided by the CEO/ Owner using personal funds. These amounts are expected to be repaid to the CEO/ Owner and are recorded as a Shareholder loan.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 25,000,000 shares of our common stock with par value of $ 0.00001. As of October 13, 2020 the company has currently issued 8,000,000 shares of our common stock.
There are currently 2,000,000 unissued shares reserved in an employee stock options pool.

NOTE 6 – RELATED PARTY TRANSACTIONS

Initial bank funding and some routine startup expenses were provided by the CEO/ Owner using personal funds. These amounts are expected to be repaid to the CEO/ Owner and are recorded as a Shareholder loan.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after September 30,2020 through October 8, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


QURI Vodka Inc.

Quinoa Peruvian Vodka, Explore Purity




⊕ Website   📍 BERLIN, MD   FOOD & BEVERAGE

Quri is a U.S.-based, award-winning, quinoa premium vodka company with the mission of bettering the lives of people in the Andes. We source our quinoa directly from local farmers in Peru, and handcraft our vodka by cooking, fermenting, and distilling in 45-gallon micro-batches. Quri is the love of people, the love of the Andes and the love of really good vodka, and we cannot wait to share it with you and the rest of the world.

$16,707 raised ⓘ

45 Investors	**$2.5M** Valuation
$0.25 Price per Share	**$199.50** Min. Investment
Common Shares Offered	**Equity** Offering Type
$107K Offering Max	**Reg CF** Offering

INVEST NOW

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates¹   Comments   ♡ Follow

Reasons to Invest

- Quri is in a class of its own—there are only two other quinoa-based vodkas in the world and every step in its process is unique to its competitors

- Vodka comprises 31% of the spirit market, totaling $6.6 billion in the U.S. alone

- Quri is winning awards at spirits competitions at both national and international levels

Rewards

Get rewarded for investing more int Vodka Inc.:

$200+

Investment

StartEngine Owner's Bor

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary



section below.

$200+

Investment

$200+ Investment

Personal thank you letter + 5% life
investor discount

$400+

Investment

$400+ Investment

Personal thank you letter + 10% lif
investor discount

$800+

Investment

$800+ Investment

Personal thank you letter + 15% lif
investor discount + Exclusive acces
new products

$1,500+

Investment

$1,500+ Investment

Quinoa Vodka Mixology class with
founder Jonathan and mixologist +
lifetime discount on Quri Vodka +
Exclusive access to any new produ

$5,000+

Investment

$5,000+ Investment

Above Perks+ Beautiful gold mixolo
including long mixology spoon, jigg
and cocktail shaker + 5% bonus Sh
20% lifetime discount on Quri Vod
Exclusive access to new products

$10,000+

Investment

THE PROBLEM

We believe that too many vodkas are too similar to stand out.

Many craft vodkas market heavily on their use of local grain, but locality only goes so far when it comes to standing out in a crowded market. Most vodkas in the current market are based on spirits from just four ingredients: corn, rye, wheat, or potato.



Current Vodka brands
in the market:

Same ingredients

Same mouthfeel

Same taste

Same ingredients, same mouthfeel, same taste.

We believe consumers spending $6.6 billion in the vodka market want to spend that money on something different. We believe that consumers want something better, and to believe in something as much as we believe in our product.


Consumers and their
dollars deserve better.

THE SOLUTION

At the most fundamental level, Quri is unique.


QURI

$10,000+ Investment

Above Perks + Beautiful gold mixol set including long mixology spoon, and cocktail shaker + 10% bonus S + 20% lifetime discount on Quri Vc Exclusive access to new products

$35,000+

Investment

$35,000+ Investment

Above perks + receive an addition bonus shares

The spirit of QURI vodka is one of respect. Respect for the people and land that are responsible for producing the greatest quinoa in the world. And respect for the painstaking process of distilling fine premium spirits.



This is Juancito. He and his family hand sow and harvest the quinoa that goes into every bottle of QURI vodka.

The process of crafting QURI starts with the world's best quinoa, which we source from a Peruvian family farm located on Lake Titicaca and next to a dormant volcano. The quinoa is transported to our distillery where we initiate the process by milling, cooking, and mashing the grain.



1 **We purchase quinoa directly from one family farm.**



2 **We mill the quinoa in our distillery.**



3   We mash/cook in our 45 gallon mash-tun.



4   We ferment in our 45 gallon fermenters using **5 different strains of yeast** to create a robust flavor profile with a greater range of flavor complexity.



5   We distill in our 45 gallon stills **3 times**. The first 2 times in a pot still configuration, and the 3rd in a vodka column which brings the distillation to 95% purity.



6   We proof our vodka with 1000's of year old Andean glacier water.





Over a series of 3 days we filter our vodka through volcanic stone found on an inactive volcano right behind the farm where we source our quinoa and activated carbon.

Then, in our special 45 gallon fermenters, we utilize 5 different types of yeast in our fermentation process. These yeast strains were hand selected to develop a more robust flavor profile; as far as we know, we're the only distillery in the world to utilize this specific fermentation technique.

Once fermentation is complete, we slow distill a total of 3 times. The first two take place in traditional copper pot configuration and contribute to the end product's smooth finish. The third distillation takes place in a vodka column standing over 20 feet tall, which helps produce a purity up to 96%.



In order to proof the vodka down to 40%, we add perhaps our second most important ingredient, glacier water sourced from the Andes. The final stage in our process is to drip filter the vodka over 3 days. This is done through two components: 1) an activated carbon taken from coconuts and used to purify drinking water; 2) volcanic stone sourced from the volcano located next to the aforementioned quinoa farm.

THE MARKET

Premium vodka has set the pace in the spirits industry for market growth

spirits industry for market growth

The U.S. spirits market is projected to grow [at least] 23.6% over a 5 year period (Source). It totaled $90 billion in 2019 (Source).

More specifically, the vodka market generated $6.6 billion in the U.S. alone in 2019 (Source). The fastest-growing sector was premium vodka, with 2019 growth of more than 2.9% (Source). The global vodka market is forecast to reach $54.81 billion by 2024 (Source).



Market research also shows that more consumers are seeking novel and little-known products that have a story and carry an emotional appeal. People also want to feel a sense of the raw materials and heritage of what they're consuming. They want to feel like they're having an exclusive, bespoke experience, considering a 15.3% growth rate over month during 2018 - 2019 for imported spirits (Source).




2019
2027

OUR TRACTION

Quri is ready to hit the nation's taste buds.

The distinct flavor of this premium quinoa vodka has already put it on the map with a gold medal win at the 2020 China Wine and Spirits Awards, the largest such competition in Hong Kong/China. Quri also won silver medals in USA Spirits Ratings, the 2020 New York International Spirits Competition and the 2020 Bartender Spirits Awards.


NEW YORK INTL SPIRITS COMPETITION
2020
SILVER WINNER
CWSA
Best Value
GOLD MEDAL
CHINA WINE & SPIRITS AWARDS
2020
2020
BARTENDER
SPIRITS AWARDS
SILVER
USA SPIRITS RATINGS
SILVER
2020

At the New York International Spirits Competition, we also won Peruvian Distillery of the Year.

THE BUSINESS MODEL

Quri will build its reputation and client base through digital marketing and social media.

We'll hit the market running with digital marketing and retail sales through online

channels, including our website and other online retailers.

Because Quri is a high-quality product with a sleek bottle design at a reasonable price of $27.50 per bottle, we believe our targeted ads on social media will draw in many interested consumers. Our objective at the moment is to drive traffic to our brand website and acquire leads for future direct marketing initiatives.



Price Per Bottle

$27.50

Our distribution sales efforts will begin with retailers and bars/restaurants in the south Florida region. Once we've built our reputation and gained a foothold there, we will expand our efforts nationally through a dedicated sales team by 2022. At this time, we'll also pursue various international online retailers.

By 2024, our hope is to have our product on shelves in major grocery retailers and outlets. Our goal will be to sell 25,000 cases annually.



2021 · D2C Sales

2022-2023 · Regional Distribution

retail stores

on-trade market locations


bars, restaurants, ect.
2022-2023
Online Global Distribution
2024
National Distribution
national grocery stores
national outlet stores
Note: These are projected goals, actual results may differ and are not guaranteed

OUR LEADERSHIP

We are driven by expertise and passion.

Founder and CEO Jonathan Tourgee knows how to launch a liquor brand. He has already successfully launched two brands with national distribution in Peru: Tourgee Gin and Indie Spirit, a ready-to-drink cocktail brand. Jonathan created the Quri recipe from scratch in his own kitchen, and he's dedicated to bringing Quri's story to consumers across the globe.

Prior to launching Quri Vodka, Jonathan had professional experience in Chemical Engineering, with a focus in BioChemical Engineering. He has extensive experience consulting for top fortune 500 companies designing, engineering, and managing major projects.





Chief Financial Officer, Courtney Myers excels at brewery and distillery growth strategy. Courtney was formerly the director of operations at Small Batch Standard, a national brewery and distillery consulting firm, before moving into his current role as a successful financial consultant. During his time there, he worked with several operating breweries and distilleries in sales forecasting, budgeting, accounting, and financial advising.



WHAT WE DO

We sell more than just vodka. We sell a story.

Supporting the communities we live in and work with is important to us at Quri, and we believe this work will help us reach and resonate with socially-conscious

and we believe this work will help us reach and resonate with socially-conscious consumers.

Quri translates to gold in the ancient Incan language, Quechua. The Incans referred to quinoa as the golden grain, due to its color and rich nutritional value. Our bottle design and packaging are inspired by these cultural influences.



Quri is also dedicated to helping the communities of the Andes. It has pledged to donate 5% of its profits to Peruvian Hearts, a non-profit organization that helps young women in the Andes gain access to quality education.





5%
of profits are pledged to Peruvian Hearts

HOW WE ARE DIFFERENT

We are deeply invested in the communities connected to our product.

Quri is one of only three quinoa-based vodkas in the world. From quinoa chocolate to quinoa chips, people love this grain for its taste, health benefits and gluten-free appeal. Quri capitalizes on that devotion by offering a vodka with a distinct taste and mouthfeel.


QUINOA
QUINOA
QURI
QURI
Quri Negro
Quri Blanco

In addition to our unique spirit source and discernible taste and mouthfeel, we believe Quri is a socially conscious brand people will be excited to associate themselves with. We work directly with farmers in the Cajamarca and Puno regions of Peru, supplying us with high-quality grains and ensuring fair pay for the people who are so vital to our product.





Our distilling process is highly unique in comparison to other vodkas; distillation processes. We process our batches in 45-gallon fermenters, the smallest batch process you will find in a commercial distillery. Smaller batches allow for better control and the ability to ensure every drop is perfect.

WHY INVEST

You can be part of our story, too.

We are offering a product that we believe is one-of-a-kind from beginning to end. Our product and origin story is tied to our deep connection with our community. Ultimately we believe our final product offers a different experience for consumers than any other vodka out there.

In an expanding market, we are a premium spirit with ancient roots. Join us in our journey to bring our product from the ancient soil of Peru to glasses worldwide.


Handcrafted
QUINOA PERUVIAN VODKA
QURI



In the Press

   

SHOW MORE

Meet Our Team



Jonathan Tourgee

CEO, Founder

Jonathan Tourgee is an American, Chemical Engineer, EIT and founder of Boozios Liquors SAC, located in Lima Perú. He has worked building and growing Boozios Liquors SAC for over 3 years. He currently has three brands which he has launched and developed to the level of Peruvian national distribution; QURI Vodka (www.qurivodka.com), Tourgee Gin (https://tourgeegin.com) and Indie Spirit a bottled cocktail brand (https://indiespirit.pe/).

Before starting Boozios Liquors

SAC, Jonathan Tourgee worked 3 years as a chemical engineer at TAI Engineering and 1 year at GAF Materials Inc. After a successful career as a chemical engineering consultant helping many Fortune 500 chemical companies develop and implement new projects (e.g. Chevron, Ecolabs, BP, Phillip Conoco and many more) Jonathan Tourgee now manages and operates Boozios Liquors SAC's, production from grain to glass, sales, marketing, and business development.





Courtney Myers
Chief Financial Officer

Courtney Myers is a CPA. He has worked as a financial consultant in the brewery and distillery industry for the past four years. Before working as a free-lance consultant, he was the director of operations at Small Batch Standard (a national brewery and distillery consulting firm). Previous to consulting he worked as an internal auditor and VP of operations at Emporia State Federal CU. Courtney excels at brewery and distillery growth strategy, bookkeeping, financial modeling, and sales forecasting particularly in the beer and spirits industry.

Courtney assists the company in his role on a contract basis.



Offering Summary

Company : Quri Vodka Inc.

Corporate Address : 11321 NEWPORT BAY DR, BERLIN, MD 21811

Offering Minimum : $10,000.00

Offering Maximum : $106,999.75

Minimum Investment Amount (per investor) : $199.50

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 40,000

Maximum Number of Shares Offered : 427,999

Price per Share : $0.25

Pre-Money Valuation : $2,500,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Company Perks***</u>

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$200+

All-investor perk:

Personal thank you letter + 5% lifetime investor discount

$400+

1st Perk

Above Perks

10% lifetime discount on Quri Vodka

$800+

2nd Perk

Above Perks,

15% lifetime discount on Quri Vodka

Exclusive access to new product

$1,500+

3rd Perk

Quinoa Vodka Mixology class with founder Jonathan and mixologist

20% lifetime discount on Quri Vodka

Exclusive access to any new products

Exclusive access to any new products

$5,000+

4th Perk

Above Perks Plus, beautiful gold mixology set including long mixology spoon, jigger, and cocktail shaker

Above Perks and 5% bonus Shares

20% lifetime discount on Quri Vodka

Exclusive access to new product

$10,000+

5th Perk

Above Perks and 10% bonus shares

20% lifetime discount on Quri Vodka

Exclusive access to new product

$35,000+

6th Perk

Above Perks and 20% bonus shares

All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

Mobot will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.70/ share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $70. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not

pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Why Invest in Quri Vodka?

16 days ago


Message to future investors
Watch later
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QURI
Explore Purity

END OF UPDATES

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Alphonse Marcello 2 INVESTMENTS 21 days ago
The product doesn't appear to be on your website for sale. When and where will the product be available for purchase? Thanks

Jonathan Tourgee - QURI Vodka Inc. 16 days ago
Alphonse,
Great Question. Our product has been developed and is ready for launch and as you can see we are already winning awards. The main purpose of this campaign is to raise the capital necessary to properly launch Quri Vodka. With the amount we plan to raise we will

capital necessary to properly launch Quri vodka. With the amount we plan to raise we will have enough working capital to have a great chance at a successful launch. We are planning to launch Quri vodka in March and updates will certainly be sent out to keep everyone aware of our progress.

Thank you for your question,

Jonathan Tourgee
jtourgee@qurivodka.com
443-798-0133

Please contact me with any other questions you may have.

*Anything discussed in private will be added to our updates section so that there is full disclosure to all current and future investors.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The spirit of QURI vodka is the spirit of respect. Respect for the people and land that are responsible for producing the greatest quinoa in the world. Respect for those who will enjoy our fine premium spirit.

My name is Jonathan Tourgee and I am the proud founder of Quri Vodka.

The process of handcrafting QURI vodka starts with the world's best quinoa, which we source from one Peruvian family farm nestled High in the Andes of South America.

Working directly with one family farm, we assure only the highest quality quinoa is used and that the farmers get fair pay for the dedication of time and love that they put into growing this ancient crop.

Everything that we do at Quri vodka is about respect. We painstakingly handcraft our vodka in micro-batches of 45 gallons. We use 5 different types of yeast during fermentation, we slow-distill three times, and we use ancient water from the Andean Glaciers filtered through volcanic stone as old as time. We ensure every drop that enters our bottle is perfection. We do it this way not because it is easy, but because doing it any other way would not honor those who say with pride that Quri Vodka is their vodka.

It is this deep and rich culture that makes it our passion and duty to use the gifts of Pachamama, mother earth to create a product that is produced of the Highest Quality in a Socially and Environmentally responsible way.

We pledge that 5% of the profits of every bottle sold will go to helping educate the children of Pachamama in the Andean Mountains.

While we may enjoy Quri Vodka in the present, we never forget who we are and where we are going. We hope someday you will also call Quri Vodka your vodka.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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